

September 17, 2014

Via E-mail
Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **Response dated September 3, 2014**
> **File No. 001-34991**
> **Targa Resources Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **Response dated September 3, 2014**
> **File No. 001-33303**

Dear Mr. Meloy:

We have reviewed your response dated September 3, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Targa Resources Corp.

General

1. As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 6. Selected Financial Data, page 57

2. We note your response to comment 2 in our letter dated August 20, 2014. In addition to your proposed revisions to future filings, within sections of your filings that discuss dividends paid, such as pages 82 and 83, please revise future filings to clearly indicate instances where dividends paid were in excess of retained earnings or tell us why no revision is necessary.

Note 4 – Business Acquisition, page F-15

3. We note your response to comment 7 in our letter dated August 20, 2014. For each of the relevant factors that significantly contributed to your valuation of the contingent consideration liability that you included in your response, please provide us with summarized relevant quantitative information for each of your initial and subsequent measurements of the liability for each of the reporting dates included in your response, and tell us what facts and circumstances changed that impacted your estimate. For example, if you initially estimated that a certain volume of natural gas would be gathered and processed and actual volumes gathered and processed over the first 6 months of the initial forecast were not in line with the estimate, or the forecasted volumes decreased for another reason, please tell us how you determined the initial estimated volumes and the specific facts and circumstances that impacted actual volumes as well as the subsequent estimate.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief